UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. __)

Filed by the Registrant ☒ Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

City Holding Company

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which the transaction applies:

---

(2) Aggregate number of securities to which the transaction applies:

---

(3) Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

---

(4) Proposed maximum aggregate value of the transaction:

---

(5)   Total fee paid:

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)   Amount Previously Paid:

---

(2)   Form, Schedule or Registration Statement No.:

---

(3)   Filing Party:

---

(4)   Date Filed:



March 23, 2007

To Our Shareholders:

On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Shareholders of City Holding Company to be held at Edgewood Country Club located at 1600 Edgewood Drive, Charleston, West Virginia 25302, on Wednesday, April 25, 2007 at 3:00 p.m.

The notice of meeting and proxy statement accompanying this letter describes the specific business to be acted upon.

In addition to the specific matters to be acted upon, there will be a report on the progress of the Company and an opportunity for questions of general interest to the shareholders. This year marks several anniversaries in our Company. Fifty years ago, on April 1, 1957, City National Bank first opened its doors in Kanawha City. Twenty-five years ago, in March of 1982, City National Bank formed a one-bank holding company known as City Holding Company. Since 1957, the bank has experienced considerable growth and combined with historic banking franchises across many West Virginia communities and recently into Kentucky. We hope that you will join us to celebrate these anniversaries at this year's Annual Meeting and look forward to personally greeting those of you who are able to attend.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the annual meeting, please vote your shares by: (1) the internet, (2) calling the toll-free number shown on the proxy card, or (3) completing, signing and returning the enclosed proxy card as soon as possible in the postage-paid envelope provided.

City Holding Company thanks you for your consideration and your continued support.

Sincerely,

E. M. Payne, III
Chairman of the Board

Charles R. Hageboeck
President & CEO

CITY HOLDING COMPANY
25 Gatewater Road
Charleston, West Virginia 25356-0520

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 25, 2007

Notice is hereby given that the Annual Meeting of Shareholders of City Holding Company will be held at Edgewood Country Club located at 1600 Edgewood Drive, Charleston, West Virginia 25302, on Wednesday, April 25, 2007 at 3:00 p.m. (local time) for the following purposes:

1. To elect one Class I director to serve for a term of two years and five Class II directors to serve for a term of three years. The names of the nominees are set forth in the accompanying proxy statement.

2. To ratify the Board of Directors' appointment of Ernst & Young LLP as the independent registered public accounting firm for City Holding Company for 2007.

3. To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on March 16, 2007 are the only shareholders entitled to notice of and to vote at the annual shareholders meeting.

By Order of the Board of Directors,

Victoria A. Faw,
Secretary

March 23, 2007

IMPORTANT NOTICE

We urge you to sign and return the enclosed proxy as promptly as possible regardless of your plans to attend the meeting. If you attend the meeting, you may vote your shares in person, even though you have previously signed and returned your proxy.

CITY HOLDING COMPANY
25 Gatewater Road
Charleston, West Virginia 25356-0520

PROXY STATEMENT

Information Concerning the Solicitation

This statement is furnished in connection with the solicitation of proxies to be used at the Annual Meeting of Shareholders of City Holding Company (the "Company") to be held on April 25, 2007.

The solicitation of proxies in the enclosed form is made on behalf of the Board of Directors of the Company. The cost of preparing, assembling, and mailing the proxy material and of reimbursing brokers, nominees, and fiduciaries for the out-of-pocket and clerical expenses of transmitting copies of the proxy material to the beneficial owners of shares held of record by such persons will be borne by the Company. The Company does not currently intend to solicit proxies otherwise than by use of the mail, but certain officers and regular employees of the Company or its subsidiaries, without additional compensation, may use their best efforts, by telephone or otherwise, to obtain proxies. The proxy materials are being mailed, on or about March 23, 2007, to shareholders of record at the close of business on March 16, 2007.

Annual Report

The Company's Annual Report for the fiscal year ended December 31, 2006, is being furnished with this Proxy Statement to shareholders of record on the Record Date. The Annual Report to Shareholders does not constitute a part of this Proxy Statement or the proxy solicitation material.

Householding

The Securities and Exchange Commission ("SEC") has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process is commonly referred to as "householding."

The Company has implemented "householding" in an effort to reduce the number of duplicate mailings to the same address. This process benefits both shareholders and the Company, because it eliminates unnecessary mailings delivered to your home and helps to reduce the Company's expenses. "Householding" will not be used, however, if the Company has received contrary instructions from one or more of the shareholders sharing an address. We will continue to "Household" indefinitely until you instruct us otherwise. You may notify the Company that you would like to receive separate copies of the Company's annual report and proxy statement in the future by calling Computershare Investor Services, LLC at 1-800-568-3476, or by mail to the attention of City Holding Company, c/o Computershare Investor Services, LLC, P. O. Box 43078, Providence, RI 02940-3078. Even if your household receives only one annual report and one proxy statement, the Company will continue to send a separate proxy card for each shareholder residing at your address. Please note, however, that if you also hold shares of the Company in "street name" (e.g., in a brokerage account or retirement plan account) you may continue to receive duplicate mailings.

Voting Methods

The accompanying proxy is for use at the Annual Meeting if a shareholder either will be unable to attend in person or will be able to attend but wishes to vote by proxy. Shares may be voted by completing the enclosed proxy card and mailing it in the postage-paid envelope provided, voting over the Internet, or using a toll-free telephone number. Please refer to the proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available. **(If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.)** Shareholders who vote over the Internet may incur costs, such as telephone and Internet access charges, for which the shareholder is responsible. The Internet and telephone voting facilities for eligible shareholders of record will close at 6:00 a.m., Eastern Time, on April 25, 2007. Specific instructions to be followed by any shareholder interested in voting via the Internet or telephone are shown on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the shareholder's identity and to allow shareholders to vote their shares and confirm that their instructions have been properly recorded. In the event that a shareholder's proxy does not reference Internet or telephone information because the shareholder is not the registered owner of the shares, the shareholder should complete and return the paper proxy card in the self-addressed, postage-paid envelope provided.

The proxy may be revoked at any time before the shares subject to it are voted by (i) notifying, in writing, Victoria A. Faw, Corporate Secretary, City Holding Company, P. O. Box 7520, Charleston, WV 25356-0520, (ii) executing a proxy bearing a later date (including a proxy given over the Internet or by telephone), or (iii) voting in person at the Annual Meeting the shares represented by the proxy. (Your attendance at the Annual Meeting will not, by itself, revoke your proxy; you must vote in person at the Annual Meeting.) All shares of the Company's common stock (the "Common Stock") represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted **FOR** proposals 1, 2, and 3. If any other matters are properly presented for consideration at the Annual Meeting, the persons named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At this time, the Company is not aware of any other matters that may come before the Annual Meeting.

Outstanding Voting Shares

Only shareholders of record at the close of business on March 16, 2007 are entitled to vote at the Annual Meeting. On that day, there were issued and outstanding 17,268,087 shares of Common Stock (after deducting an aggregate of 1,231,195 shares held in treasury). Each share has one vote. Directors are elected by a plurality of the votes cast. The affirmative vote of a majority of the shares represented and entitled to vote at the Annual Meeting is required to approve the appointment of Ernst & Young LLP. In elections of directors, each shareholder shall have the right to cast one vote for each share of stock owned by him for as many persons as there are directors to be elected, or, upon notice to the Company at least 48 hours before the meeting and in accordance with West Virginia law, he may cumulate such votes and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares of stock, or he may distribute them on the same principle among as many candidates and in such manner as he shall desire. If one shareholder duly gives notice in accordance with West Virginia law that he intends to cumulate votes, all shareholders may do so. If any shares are voted for the election of directors, the persons named in the accompanying proxy card may, unless otherwise directed, cumulate their votes at their discretion and vote for less than all such nominees. For all other purposes, each share is entitled to one vote.

The presence, in person, or by properly executed proxy, of the holders of a majority of the outstanding shares of the Company's Common Stock entitled to a vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Abstentions will be counted as shares present for purposes of determining the presence of a quorum. Because director nominees must receive a plurality of the votes cast at the meeting, a vote withheld will not affect the outcome of the election. Additionally, because a majority of the votes cast will be sufficient for the approval of the ratification of the appointment of Ernst & Young LLP, neither broker non-votes nor abstentions will affect the outcome of the proposals. Any shares held in street name that are not voted ("broker non-votes") in the election of directors or the proposal to ratify the Company's appointment of Ernst & Young LLP will not be included in determining the number of votes cast.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company's only authorized voting equity security is its Common Stock, par value $2.50 per share.

Beneficial Ownership of Directors and Named Executive Officers

The table below presents certain information as of March 1, 2007 regarding beneficial ownership of shares of Common Stock by directors, named executive officers listed under "Executive Officers of City Holding Company" on page 12, and all directors and executive officers as a group.

					BENEFICIAL OWNERSHIP						

Name of Beneficial Owner	Sole Voting and Investment Power (#)	Other [1] (#)	Common Shares Subject to a Right to Acquire [2] (#)	Aggregate Percentage Owned (%)	CHCO Shares Held as Collateral for Loans (#)
Directors					
Samuel M. Bowling	52,916	13,651	-	*	-
Hugh R. Clonch	20,377	91,984	-	*	-
Oshel B. Craigo [3]	10,983	2,912	-	*	75,812
John R. Elliot [4]	-	-	-	*	-
William H. File III [3]	13,476	999	-	*	-
Robert D. Fisher	12,829	-	-	*	-
Jay C. Goldman	12,958	-	-	*	-
Charles R. Hageboeck	17,668	9,564	43,000	*	-
David W. Hambrick	35,232	3,415	-	*	-
Tracy W. Hylton II [3]	18,557	-	-	*	-
C. Dallas Kayser [3]	16,829	505	-	*	-
Philip L. McLaughlin	31,601	4,397	-	*	-
James L. Rossi	10,859	276	-	*	-
Sharon H. Rowe [3]	33,511	8	-	*	10,000
James E. Songer II	7,919	62,108	-	*	-
Mary H. Williams	8,101	56,740	-	*	-
Named Executive Officers					-
David L. Bumgarner	2,500	202	10,000	*	-
Craig G. Stilwell	19,513	1,227	27,000	*	-
John A. DeRito	2,700	-	17,000	*	-
John W. Alderman III	2,750	2,353	4,500	*	-
Directors and Executive Officers as a group (20 persons)	331,279	250,341	101,500	3.69%	85,812

---

* Less than 1%.

[1] Includes shares (a) owned by or with certain relatives; (b) held in various fiduciary capacities; (c) held by certain corporations; (d) held in trust under the Company's 401(k) Plan and Trust.

[2] Includes options to acquire shares of the Company's Common Stock that are exerciseable within 60 days of December 31, 2006.

[3] Messrs. Craigo, File, Hylton, Kayser and Ms. Rowe are nominees for re-election to the Board of Directors as Class II directors.

[4] Mr. Elliot is a nominee for election to the Board of Directors as a Class I director.

Principal Shareholder of the Company

The following table lists each shareholder of the Company who is the beneficial owner of more than 5% of the Company's Common Stock, the only class of stock outstanding, as of March 1, 2007.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership [1] [2]	Percent of Class [2]
Barclay's Global Investors, N.A. 45 Fremont Street, San Francisco, CA 94105-2228	1,104,500	6.29%

[1] Barclays Global Investors ("Barclays") manages institutional portfolios and the Barclays Global Investors family of mutual funds as well as iShare indexed closed end funds. The firm manages separate indexed growth, value, global (U.S./non-U.S.), fixed-income, and country specific portfolios. Barclays also sub-advises the Whatifi Family of Indexed Mutual Funds, as well as investment portfolios for Merrill Lynch, Wells Fargo, and E*Trade.

[2] Information regarding Barclays holdings and percent of class are based solely upon the Company's review of a Schedule 13G filed with the Securities and Exchange Commission on January 23, 2007 pursuant to Rule 13d-1(b) for the period ended December 31, 2006.

GOVERNANCE AND NOMINATING COMMITTEE REPORT

The Governance and Nominating Committee of the Board of Directors (the "Governance Committee") is comprised of six independent directors and operates under a written charter adopted by the Board of Directors, a copy of which is attached to this Proxy Statement as *Appendix A*. The Governance Committee is charged with the responsibilities of: (i) identifying individuals qualified to become Board members; (ii) selecting or recommending that the Board select the director nominees for the next annual meeting of shareholders; and (iii) overseeing corporate governance matters for the Company.

Director candidates are nominated by the Governance Committee. The Governance Committee will consider director candidates recommended by shareholders (see *"Shareholders Proposals and Nominations"* on page 26), other members of the Board, officers and employees of the Company and other sources that the committee deems appropriate. The Governance Committee's written charter directs the committee to evaluate the candidates based upon the totality of the merits of each candidate and not based upon minimum qualifications or attributes. In considering individual nominees, the committee takes into account the qualifications of other Board members to ensure that a broad variety of skill sets and experience beneficial to the Company and its business are represented on the Board of Directors. The Governance Committee evaluates all director candidates in the same manner regardless of the source of the recommendation. Some of the criteria used by the committee to evaluate the candidates, including those selected for nomination at the 2007 Annual Meeting, include:

- Personal and professional integrity
- Prior business experience, including knowledge of the banking business
- Education
- Age
- Skills that may be relevant to the Company's business
- Geographic distribution of the candidates
- Prior Board experience with the Company or other publicly-traded companies
- Involvement in community, business and civic affairs

The Governance Committee is also empowered to retain and to terminate outside advisors to assist in the performance of its functions with the sole authority to agree to fees and other terms of engagement. The committee did not hire any outside advisors to assist them with respect to the selection of candidates for director nominations in 2007.

In January 2007, on recommendation of the Governance Committee, the full Board of Directors appointed John R. Elliot to serve on the Board until the annual meeting of shareholders in April. Mr. Elliot is the owner and president of AMFM, Inc., which operates skilled nursing facilities throughout the state of West Virginia. Based upon Mr. Elliot's varied and highly successful business experience combined with his knowledge of the Company's markets and his strong record of civic involvement, the Board's Governance Committee unanimously recommended him as a nominee for election to the Board of Directors at the annual meeting.

The Governance Committee has nominated for election as a Class I director the following candidate, John R. Elliot, to serve a two year term expiring at the 2009 Annual Meeting; and Class II directors, all of whom currently serve as Class II directors of the Company: Oshel B. Craigo, William H. File III, Tracy W. Hylton II, C. Dallas Kayser and Sharon H. Rowe, to serve three year terms expiring at the 2010 Annual Meeting. The Governance Committee did not receive any recommendations from any shareholders in connection with the Annual Meeting.

Respectfully submitted,

Jay C. Goldman, Chairman
Hugh R. Clonch
Oshel B. Craigo
Robert D. Fisher
C. Dallas Kayser
James E. Songer II

January 31, 2007

ELECTION OF DIRECTORS (Proposal 1)

The Board of Directors of the Corporation currently consists of seventeen (17) members. In accordance with the Company's Bylaws, the Board of Directors is classified into three classes as nearly equal in number as the then total number of Directors constituting the whole Board permits. Each class is to be elected to separate three-year terms with each term expiring in different years. At each Annual Meeting, the directors or nominees constituting one class are elected for a three-year term. The term of Class II directors expires at the 2007 Annual Meeting. There are five nominees for election as Class II directors to serve for terms of three years expiring at the Annual Meeting in 2010. Messrs. Craigo, File, Hylton, Kayser and Ms. Rowe currently serve as directors of the Company and will stand for re-election as Class II directors. In addition, the Board has recommended the nomination of John R. Elliot as a Class I director to serve for a term of two years expiring at the Annual Meeting in 2009.

Each director elected will continue in office until a successor has been elected. If any nominee is unable to serve, which the Board of Directors has no reason to expect, the persons named on the accompanying proxy card intend to vote for the balance of those named and, if they deem it advisable, for a substitute nominee. The names of the nominees for directors of the Company and the names of the directors of the Company whose terms of office will continue after the Annual Meeting are listed in the following table.

Name	Age[1]	Director Since	Principal Occupation During The Past Five Years
Class I Directors (Terms Expire in 2009)			
John R. Elliot	61	2007	Owner and President, AMFM, Inc. (nursing homes). Owner and President, Capitol Conference Center (high tech conference center). Owner and President, Continental Health Care, Inc. (construction company). Owner and President, John Elliot Associates (architectural company).
Class II Nominees (Terms Expire in 2010):			
Oshel B. Craigo	69	2001	Chief Executive Officer, Better Foods, Inc. (restaurants).
William H. File III	59	2001	Partner, File Payne Scherer & File, PLLC (law firm).
Tracy W. Hylton II	58	1993[2]	President, Eller, Inc. (construction and reclamation company). Member, Harper Hotel LLC (management company). Member, HMTWH, LLC (real estate investments). President, Lightning, Inc. (lease holding and coal sales). Member, M & T, LLC (partner in coal loading dock). Vice President, Nell Jean Enterprises, Inc. (retail sales of mining, construction, sporting goods). President, New Land Leasing Company, Inc. (lease holding company). President, Patience, Inc. (surface coal mining). Member, T & M, LLC (land owner and lessor).
C. Dallas Kayser	55	1995	Senior Partner, Kayser, Layne & Clark, PLLC (formerly C. Dallas Kayser, LC) (law firm).
Sharon H. Rowe	55	2001	Senior Consultant, Gallagher/Goodwin-Gregg Communications Group since May 2006. Retired as Vice President of Communications, The Greenbrier Resort and Club Management Company and Director of Communications, The Greenbrier (resort/hotel) on January 1, 2006.

The Board of Directors recommends that shareholders vote "FOR" all of the Class I and Class II nominees listed above.

Continuing Directors

Name	Age[1]	Director Since	Principal Occupation During The Past Five Years
Class III Directors (Terms Expire in 2008)			
Samuel M. Bowling	68	1983	President and Treasurer, Dougherty Co., Inc. (mechanical contractor).
Hugh R. Clonch	67	1995	President, Clonch Industries (lumber manufacturer).
Robert D. Fisher	54	1994	Partner, Adams, Fisher & Chappell, PLLC (law firm).
Jay C. Goldman	63	1988	President, Goldman and Associates (real estate). Former Mayor, City of Charleston, Charleston, WV until June 2003.
Charles R. Hageboeck	44	2005	President and Chief Executive Officer, City Holding Company and City National Bank since February 1, 2005. Executive Vice President and Chief Financial Officer, City Holding Company and City National Bank from June 2001 - January 31, 2005.
Philip L. McLaughlin	66	1993[2]	Retired as Chairman of the Board, City Holding Company in April 2002.
Class I Directors (Terms Expire in 2009)			
David W. Hambrick	65	1993[2]	Self-employed attorney since January 2005. Attorney, Guills & Via, PLLC (law firm) from January 2002 - December 2004.
James L. Rossi	52	2001	Owner & President, James Rossi CPA, A.C. (public accounting). Member, Mason Development Group, LLC (commercial real estate development and leasing).
James E. Songer II	50	2000	President, Songer Insurance Agency (insurance agency). Owner, Homeseekers LLC (real estate sales and development).
Mary E. Hooten Williams	45	2001	Vice President and Treasurer, Virginia Street Properties Corp. and Hooten Properties (real estate rental company) since January 2006. Owner, Bistro Gourmet, LLC (aka Kitchen 1010) (gourmet food market and catering) from December 2004 - September 2006. Treasurer, Hooten Equipment Company (dealers/distributors of commercial heating and air conditioning and suppliers of food service equipment) until December 15, 2004.

[1] Directors ages are as of the Annual Meeting Date, April 25, 2007.

[2] On December 31, 1998, the merger of Horizon Bancorp, Inc. ("Horizon") into City Holding Compamy ("City Holding") (the "Holding Company Merger") was consummated and certain directors of Horizon become directors of City Holding.

Information as to Directors Who Will Not Stand for Re-election

E. M. (Ned) Payne III is retiring from the Board of Directors when his current term expires at this Annual Meeting due to the mandatory age retirement provisions of the Company's bylaws. The Company has benefited from and is grateful for Mr. Payne's giving of his time, knowledge, experience and wise counsel in many areas integral to furthering the growth and success of the Company.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

Board of Directors

The Company is managed under the direction of the Board of Directors, which has adopted a Code of Ethics and charters for the Governance and Nominating Committee, Compensation Committee and the Audit Committee to set forth certain corporate governance practices. These documents are available on the Company's Internet website at *http://www.cityholding.com* under the Corporate Governance tab.

Independence of Directors

The Board of Directors has determined that the following directors are "independent" within the meaning of the general independence standards in the listing standards of The Nasdaq Stock Market, Inc., the market on which shares of the Company's Common Stock are quoted: Messrs. Clonch, Craigo, File, Fisher, Goldman, Hambrick, Hylton, Kayser, McLaughlin, Rossi, Songer and Mmes. Rowe and Williams. Additionally, the Board of Directors has determined that director nominee, John R. Elliot, also meets the meaning of "independent".

Meetings of Independent Directors

Independent members of the Board of Directors generally meet in executive sessions without management following every regularly scheduled Board meeting. (Other sessions may be called by the Chairman in his or her own discretion or at the request of the independent members of the Board.) The independent directors met nine times in 2006. Mr. Payne, the independent Chairman, leads both the regular meetings of the Company's directors as well as the executive sessions of independent directors.

Shareholders and other interested persons may contact the Chairman of the Board or the independent members of the Board of Directors as a group through the method described in "Communications with the Board of Directors" below.

Attendance at Annual Meeting

Although there is no formal written policy, the Company expects all directors to attend the annual meeting of shareholders each year. Fourteen directors attended the annual meeting of shareholders held on May 10, 2006.

Communications with the Board of Directors

The Board of Directors has unanimously approved a process for shareholders to send communications to the Board of Directors and individual directors. Shareholders and other interested persons may communicate with the full Board of Directors, a specified committee of the Board, the independent directors or a specified individual member of the Board in writing by mail c/o City Holding Company, 25 Gatewater Road, P. O. Box 7520, Charleston, WV 25356-0520, Attention: Victoria A. Faw, Corporate Secretary. All communications will be forwarded to the Board of Directors, the specified committee of the Board or the specified individual director, as appropriate. The Company screens all regular mail for security purposes.

Availability of Code of Ethics and Committee Charters

The Company's Code of Ethics and the charters of the Audit Committee, Compensation Committee, and Governance and Nominating Committee are available on the Company's Internet website at *http://www.cityholding.com* under the Corporate Governance tab.

Committees of the Board of Directors and Meeting Attendance

The full Board of Directors met 11 times during the fiscal year ended December 31, 2006. No member of the Board of Directors of the Company, except Mr. Craigo, attended less than 75% of the aggregate meetings of the Board of Directors and all committees on which such director served during 2006.

Membership on Certain Board Committees

The Board of Directors of City Holding Company has established an Audit Committee, Executive Committee, Nominating and Governance Committee, Compensation Committee and Trust Committee. The following table sets forth the membership of such committees as of the date of this proxy statement.

Director	Executive Committee	Audit Committee	Nominating and Governance Committee	Compensation Committee	Trust Committee
Samuel M. Bowling	*				*
Hugh R. Clonch			*	*	
Oshel B. Craigo			*	*	
William H. File III					**
Robert D. Fisher			*	*	
Jay C. Goldman	*		**	*	
Charles R. Hageboeck	*				
David W. Hambrick		*			
Tracy W. Hylton II		*			
C. Dallas Kayser	*		*	**	
Philip L. McLaughlin					*
E. M. Payne III	**	*			
James L. Rossi	*	**			
Sharon H. Rowe		*			
James E. Songer II			*	*	
Mary H. Williams					*
Number of Meetings Held in 2006	**0**	**6**	**1**	**2**	**4**

* Committee Member
** Committee Chair

Executive Committee

For the year ended December 31, 2006, the Executive Committee consisted of Messrs. Bowling, Goldman, Hageboeck, Kayser, Payne (Chairman) and Rossi. Subject to limitations imposed by the West Virginia Business Corporation Act, the Executive Committee has the power to act between meetings of the Board on virtually all matters that the Board could act upon, but generally as a matter of practice reserves its function for special or emergency purposes. The Executive Committee did not meet during fiscal year 2006.

Compensation Committee

During 2006, the Compensation Committee consisted of Messrs. Kayser (Chairman), Craigo, Clonch, Fisher, Goldman and Songer. The Board of Directors has determined that each of the current members of the Compensation Committee is "independent" within the meaning of the general independence standards of the listing standards of The Nasdaq Stock Market, Inc. For a description of the function of the Compensation Committee, see "*Compensation Committee Report on Executive Compensation*" beginning on page 17. The Compensation Committee met two times during the fiscal year ended December 31, 2006. Each member of the Compensation Committee attended all meetings held during 2006.

Audit Committee

In 2006, members of the Audit Committee included Messrs. Rossi (Chairman), Hambrick, Hylton, Payne and Ms. Rowe, none of whom is employed by the Company. The Board of Directors has determined that each of the current members of the Audit Committee is "independent" within the meaning of the enhanced independence standards for audit committee members in the Securities Exchange Act of 1934 and rules thereunder, as amended, and as incorporated into the listing standards of The Nasdaq Stock Market, Inc. The Board of Directors has also determined that James L. Rossi, Chairman of the Audit Committee, is an "audit committee financial expert" within the meaning of the rules promulgated by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee held six meetings during fiscal year 2006. The Audit Committee selects the Company's independent registered public accounting firm (subject to shareholder ratification), considers the scope of the audit, reviews the activities and recommendations made by the Company's internal auditors, and considers comments made by the independent registered public accounting firm with respect to the Company's internal control structure. No Audit Committee member attended fewer than 75% of the committee meetings held during the fiscal year ended December 31, 2006.

Governance and Nominating Committee

During 2006, the Governance and Nominating Committee ("Governance Committee") consisted of Messrs. Goldman (Chairman), Craigo, Clonch, Fisher, Kayser and Songer. The Board of Directors has determined that each of the current members of the Governance Committee is "independent" within the meaning of the general independence standards of the listing standards of The Nasdaq Stock Market, Inc. For a description of the function of the Governance Committee, see the "*Governance and Nominating Committee Report*" on page 5. The Governance Committee met one time during fiscal year 2006. No Governance Committee members, except Mr. Craigo, attended fewer than 75% of the committee meetings held during the fiscal year ended December 31, 2006.

Director Candidate Recommendations and Nominations by Shareholders. The Governance Committee's Charter provides that the Governance Committee will consider director candidate recommendations by shareholders. Any shareholder entitled to vote for the election of directors may (1) recommend candidates for election to the Board of Directors or (2) nominate persons for election to the Board or Directors if such shareholder complies with the procedures set forth in the Company's Amended and Restated Bylaws, which are summarized in "Shareholder Proposals and Nominations" beginning on page 26.

Governance and Nominating Committee Process for Identifying and Evaluating Director Candidates. For a description of the Governance Committee's process for identifying and evaluating candidates for election to the Board of Directors, see the "Governance and Nominating Committee Report" on page 5. The Governance Committee did not receive any recommendations from any shareholders in connection with the 2007 annual meeting.

Compensation of Directors

During 2006, non-employee directors of the Company received an annual retainer of $12,500, $500 for each Board meeting attended, $400 for each Audit Committee meeting attended and $250 for each Committee meeting, other than Audit, attended. In addition, Messrs. File, Goldman, Kayser, Payne and Rossi, received committee chair and Chairman fees of $2,500, $5,000, $5,000, $5,000 and $10,000, respectively. On February 28, 2007, the Board awarded non-employee directors 400 shares of City Holding Company Common Stock, which closed on that date at a price of $39.34 resulting in market value on that date of $15,736 for each non-employee director. The Board also awarded 300 shares of City Holding Company Common Stock, with a market value of $11,802, to Vice-Chairman, Samuel M. Bowling on February 28, 2007. Mr. Bowling was paid $27,500 during fiscal year 2006 for serving as vice-chairman of the Board of Directors and is classified as an employee, with benefits commensurate with those available to all other employees of the Company.

Bank of Raleigh Directors Deferred Compensation Plan

Between 1987 and 1998, ten directors of the former Bank of Raleigh deferred all or part of their director fees in exchange for compensation that was deferred until their 70th birthdays. The Bank of Raleigh was part of Horizon Bancorp which merged with City Holding Company on December 31, 1998. The shareholders of both corporations ratified that merger and the benefits due under the Bank of Raleigh Directors Deferred Compensation Plan when they approved the merger in 1998. Directors Payne, File, Songer, and Hylton were directors of the former Bank of Raleigh, and are covered by this plan. Under the terms of these plans, directors were given the opportunity to defer all or a portion of their directors' fees for their service to the Bank of Raleigh beginning in 1987 through 1998. As a result of such deferrals, these directors (or their survivors) are entitled to payments for a period of 15 years upon reaching retirement age, as defined by the plans, or death. The methodology for calculating future benefits for these directors was established at the time that the deferrals were made, and is unaffected by their current service on the Board of the Company. The Company accrued the present value of these obligations on its Consolidated Balance Sheet. Their deferred benefits under the plan are as follows:

	Monthly Pension Benefit	Pension Start Date	Present Value of Benefit @ 12/31/06	Expense Taken in 2006 In regard to benefits
William H. File III	$6,631.30	7/1/2017	$423,387.83	$24,597
Tracy W. Hylton II	$4,789.77	9/1/2018	$285,186.33	$16,568
James E. Songer II	$3,000.00	5/1/2026	$112,890.69	$6,558
Edward M. Payne III	$11,952.91	4/1/2006	$689,301.13	$42,376

2006 DIRECTOR COMPENSATION

	DIRECTOR COMPENSATION						
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (1) ($)	Total ($)
Samuel M. Bowling	27,500	11,802	-	-	-	550	39,852
Hugh R. Clonch	17,750	15,736	-	-	-	-	33,486
Oshel B. Craigo	17,500	15,736	-	-	-	-	33,236
William H. File III	21,500	15,736	-	-	24,597	-	61,833
Robert D. Fisher	18,750	15,736	-	-	-	-	34,486
Jay C. Goldman	23,750	15,736	-	-	-	-	39,486
Charles R. Hageboeck (2)	-	-	-	-	-	-	-
David W. Hambrick	20,400	15,736	-	-	-	-	36,136
Tracy W. Hylton II	20,000	15,736	-	-	16,568	-	52,304
C. Dallas Kayser	23,250	15,736	-	-	-	-	38,986
Philip L. McLaughlin	23,375	15,736	-	-	-	-	39,111
Edward M. Payne III	25,400	15,736	-	-	42,376	-	83,512
James L. Rossi	29,900	15,736	-	-	-	-	45,636
Sharon H. Rowe	20,400	15,736	-	-	-	-	36,136
James E. Songer II	18,250	15,736	-	-	6,558	-	40,544
Mary H. Williams	19,000	15,736	-	-	-	-	34,736

[1] "All Other Compensation" consists of the Company's matching contribution under the City Holding Company 401(k) Plan & Trust in the amount of $550 for Mr. Bowling.

[2] Mr. Hageboeck, President and CEO of the Company, does not receive fees for director or committee service or for meeting attendance.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors (the "Audit Committee") is comprised of five independent directors and operates under a written charter adopted by the Board of Directors, a copy of which is attached to this Proxy Statement as *Appendix B*. The Audit Committee selects the Company's independent registered public accounting firm, subject to shareholder ratification. Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes. In this context, the Audit Committee has met and held discussions with management and Ernst & Young LLP ("Ernst & Young"), the Company's independent registered public accounting firm.

Management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and Ernst & Young.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Accounting Standards), as amended.

The Audit Committee has also received the written disclosures and the letter from Ernst & Young relating to the independence of that firm as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with Ernst & Young that firm's independence from the Company. The Audit Committee has also considered whether the provision of non-audit related services by Ernst & Young is compatible with maintaining Ernst & Young's independence and determined that Ernst & Young's independence has not been impaired.

Based upon the Audit Committee's discussions with management and Ernst & Young and the Audit Committee's review of the representations of management and the report of Ernst & Young to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission.

Respectfully submitted,

James L. Rossi, Chairman
David W. Hambrick
Tracy W. Hylton, II
E.M. Payne III
Sharon H. Rowe

February 27, 2007

This report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless the Company specifically incorporates this report by reference. It will not be otherwise filed under such Acts.

EXECUTIVE OFFICERS OF CITY HOLDING COMPANY

The following table sets forth the name of each executive officer as of December 31, 2006, and the principal positions and offices held with the Company. Unless otherwise indicated, each of these officers has served as an executive officer of the Company for at least five years.

Name	Age*	Business Experience
Charles R. Hageboeck	44	President and Chief Executive Officer, City Holding Company and City National Bank since February 1, 2005. Executive Vice President and Chief Financial Officer, City Holding Company and City National Bank from June 2001 - January 31, 2005.
Craig G. Stilwell	51	Executive Vice President of Retail Banking since February 23, 2005. Executive Vice President of Marketing & Human Resources, City Holding Company and City National Bank May 2001 - February 22, 2005.
John A. DeRito	57	Executive Vice President of Commercial Banking, City Holding Company and City National Bank since June 25, 2004. Credit Officer, Central West Virginia Region, BB&T from November 2000 - June 2004.
John W. Alderman, III	42	Senior Vice President and Chief Legal Counsel, City Holding Company and City National Bank since April 1997.
David L. Bumgarner	42	Senior Vice President and Chief Financial Officer, City Holding Company and City National Bank since February 2005. Audit Senior Manager, Arnett & Foster, PLLC from August 2000 - January 2005.

* Executive Officers' ages are as of the Annual Meeting Date, April 25, 2007.

COMPENSATION DISCUSSION AND ANALYSIS

General Plan Design

The Company's executive compensation program includes five components: base salary, an incentive program tied directly to the Company's financial performance metrics, annual bonuses reflecting the Board's discretion to reward the Company's executives based upon results achieved that were not contemplated in the incentive program or are otherwise not easily quantified, long-term compensation (stock awards), and other non-cash perquisites. Each element of the Company's executive compensation program has a somewhat different purpose. The Committee believes that its principal responsibility is to ensure that the Company's compensation practices allow the Company to keep qualified management and to incent and reward executive performance in ways that are aligned with increasing shareholder value. Further, the Committee believes that overall compensation should be significantly dependent upon performance as measured by the Company's profitability, the market price of the Company's Common Stock, performance relative to peers, and progress made toward achieving the Company's long-term strategic objectives. As a result, a significant portion of the compensation of executive officers of the Company is tied to incentive compensation, bonuses, and stock awards. The Committee may meet to consider compensation at any time during the year. Traditionally, the Committee meets after each fiscal year has ended to review the Company's performance, to consider increases in base salaries, to approve incentive compensation based upon previously agreed upon targets, to consider bonuses in light of performance, and to recommend long-term stock-based grants. The President and CEO may make recommendations to the Committee based on these matters and based upon the performance of the Company, but decisions regarding compensation for the named executive officers rest entirely with the Committee. The Committee then recommends actions for approval of the Board of Directors.

Peer Group

The Committee believes that it is important to measure the Company's performance against peers - companies of similar size, markets, and products. The Company has traditionally looked at two peer groups. The Company looks at the Peer Group of publicly traded banks with total assets between $2 and $5 billion (100 banks at December 31, 2006). Within this peer group, the Company was the 63rd largest based upon total assets at 12/31/2006 and was the seventh largest based upon total net income in 2006. The Company's return on assets (ROA) in 2006 and 2005 was 2.11% and 2.09%, respectively, ranking it second on ROA in 2006 and first in ROA in 2005 within this peer group. The Company's return on tangible equity (ROTE) in 2006 was 22.57% and 22.51% in 2005 ranking it ninth and 16th within this peer group in 2006 and 2005 respectively. The Company's tangible equity to tangible assets ratio increased from 9.52% in 2005 to 10.06% in 2006, ranking the Company sixth and eighth in 2006 and 2005 respectively, with respect to this level of capitalization. None of the banks in this peer group that returned higher levels of income relative to tangible equity were as well capitalized as the Company. Within the context of the 100 banks with total assets of $2 to $5 billion, the Company is clearly a top performer.

The Company also compares itself to a "Regional Peer Group" recommended by Clark Bardes, a nationally recognized compensation consulting practice, for compensation purposes. This peer group was selected from banks of similar size operating in West Virginia, Pennsylvania, Ohio, Kentucky, Virginia and Maryland. Most operate in markets geographically similar to that in which the Company operates. The banks included in this peer group are: Community Banks Inc. (PA), Community Trust Bancorp Inc. (KY), First Community Bancshares, Inc. (VA), First Financial Bancorp (OH), FNB Corp. (VA) , KNBT Bancorp Inc. (PA), National Penn Bancshares Inc. (PA), Park National Corp (OH), Parkvale Financial Corp (PA), Peoples Bancorp Inc. (OH), S&T Bancorp Inc. (PA), Sandy Spring Bancorp Inc. (MD), Sterling Financial Corp (PA), Union Bankshares Corp. (VA), United Bankshares Inc. (WV), Univest Corp of Pennsylvania (PA), Virginia Financial Group Inc. (VA), and WesBanco Inc. (WV). Within this peer group, the Company is the 12th largest based upon total assets and the fifth largest based upon Net Income in 2006. With respect to ROA, the Company ranked first in both 2006 and 2005. With respect to ROTE, the Company ranked second in 2006 and 2005 respectively, behind a peer that operated with roughly half the tangible equity as the Company. Thus, within a peer group selected from banks operating in similar markets, the Company is clearly also a top performer.

Peer Group Performance - 2006

	CHCO	$2 to $5 Billion Peer Group	Regional Peer Group
Total Assets at 12/31/06 (median for peers)	$2.5 billion	$2.8 billion	$3.0 billion
Net Income (median)	$53.2 million	$28.9 million	$34.7 billion
2005 ROA (median)	2.11%	1.09%	1.23%
2005 ROTE (median)	22.57%	16.86%	17.0%
Number of Companies		100	20

Base Salary

The Committee has established salary ranges for all executive positions (in a manner consistent with how it has evaluated all positions in the Company) reflecting the nature and scope of the executive officer's responsibilities, the strategic importance of each position within the organization, and comparable compensation levels at peer financial institutions. Within these ranges, executive officer salaries are determined based upon performance, experience, and credentials. Annual salary adjustments reflect performance as measured against both quantitative and qualitative measures of performance as well as changes in peer compensation levels. The factors used to evaluate each executive officer reflect his ability to contribute to overall Company performance as well as the performance within his own area of responsibility. The CEO is evaluated based entirely upon the success of the entire organization; the EVP-Retail is evaluated based partly upon the overall Company's performance and partly upon the success of the Company's retail businesses; the EVP-Commercial is evaluated based partly upon the overall Company's performance and partly upon success in the Company's commercial business; the CFO's performance is evaluated based partly upon the overall Company's performance and partly upon the performance of the Company's financial team; and the Chief Counsel is evaluated based partly upon the overall Company's performance and partly upon his contributions in guiding the Company as it relates to legal matters.

Incentive Compensation Plans

Incentive plans for executive officers are designed at the beginning of the fiscal year to reflect the Company's performance objectives and to quantitatively tie the executive's compensation directly to factors that are judged to be important to the success of the Company and within each executive's own sphere of influence. The CEO's incentive compensation plan reflects an "Amendment to Employment Agreement" signed by the Company and Mr. Hageboeck on February 1, 2005. Payments under Mr. Hageboeck's plan are determined by the Company's total profitability as measured by return on equity. The incentive compensation plan for the EVP-Retail reflects the "Employment Agreement" signed by the Company and Mr. Stilwell on May 15, 2001. Payments under Mr. Stilwell's plan are determined by the Company's total profitability as measured by return on equity. The incentive compensation plan for the EVP-Commercial, Mr. DeRito, is based upon growth in commercial loan balances outstanding, interest income achieved on the commercial loan portfolio, credit quality, and achievement of referral goals by the Commercial lending staff. The incentive compensation plan for the CFO, Mr. Bumgarner, is tied to the Company's performance with respect to earnings per share for the current fiscal year, as is the incentive compensation plan for the Company's chief counsel, John Alderman. Due to the nature of Mr. Alderman's responsibilities, Mr. Alderman is eligible for relatively less incentive compensation tied to overall Company performance and relatively more bonus based upon subjective evaluation of his individual contributions.

Bonuses

The Committee recognizes that the Company's performance cannot always be fully characterized by a single measure of profitability and that efforts to improve the long-term performance of the Company and to maintain the bank's conservative balance sheet may in fact be at odds with maximizing current fiscal year profitability. Therefore, the Committee reviews the Company's performance in its totality and has the discretion to award bonuses to executive officers in excess of factors specifically identified within the Incentive Compensation plans specified at the beginning of each fiscal year. Bonus awards allow the Committee to reflect measures of success that are non-quantitative. Indeed, it is anticipated that Executive Officers will be compensated upon achievements on behalf of the Company that cannot be specifically tied to quantitative goals as specified in incentive compensation plans. In looking at the totality of the Company's performance the Committee looks at factors such as: other measures of profitability such as return on assets (ROA) and return on tangible equity (ROTE), measures of asset quality, internal and external audit results, regulatory ratings, strategic objectives specified by the CEO or the Board of Directors, as well as other strategies employed by management throughout the year to lay the foundation for future growth. The mix of performance-based compensation between "Incentive Compensation" and "Bonus" differs for each of the named executive officers based upon their individual duties and the ability to adequately measure success in accomplishing these duties with quantitative measures that can be specified in incentive compensation plans.

Long-term Compensation (Stock Awards)

The Committee believes that long-term compensation is an appropriate element of the total compensation package for Company officers. The committee further emphasizes long-term compensation for those officers it believes are most able to influence the Company's long-term financial success. As such, the percentage of long-term compensation within the total compensation package will tend to be largest for the Company's Executive Officers. The Company believes in achieving the appropriate balance between short-term incentive compensation programs that reward management for maintaining strong current financial performance and long-term compensation that rewards management for increases in the long-term underlying value of the Company. The Committee recognizes that the Company's main business is to provide retail and commercial banking services - a business considered to be relatively mature - and that the Company operates in relatively stable markets with limited growth prospects. Further, the Company is already one of the top performing banks in the industry as discussed above. Within the $2 to $5 billion peer group for 2006, for instance, the Company maintains a strong net interest margin placing it 16th of 100 banks, fee income as a percent of total revenue that places it ninth of 100 banks, and relatively low levels of non-interest expense as a percent of total revenues placing it eighth of 100 banks. As a result of already being a top performer operating in a mature industry and in stable markets, the Committee has targeted relatively lower amounts of long-term compensation (stock awards) and has targeted relatively larger amounts to short-term cash incentives and bonuses emphasizing maintenance of the Company's exceptional financial performance within the total compensation package. This contrasts with growth-oriented Companies in industries such as technology, health-care, etc. that tend to encourage long-term risk-taking focused on building share in fast growing industries over strong current financial performance through a mix emphasizing long-term compensation.

With respect to long-term compensation (stock awards), the Company currently awards both stock options and restricted stock. Stock options provide officers the ability to purchase shares of common stock in the future (generally at any time up to 10 years) from the date of grant at the current market price on the date the grant was awarded. The options may vest, or become exercisable, only after the passage of time or the occurrence of specifically agreed upon objectives. Stock options have the advantage to the Company of aligning the rewards for officers with those of shareholders. The officer is rewarded only when the stock price increases. However, stock options have no monetary value to the officer if the price of the stock decreases. Such a decrease may occur as a result of a general decline in the entire market for common stocks. Therefore, the Committee recognizes that it is possible that the Company might perform well but the stock price could decline due to an overall decline in the stock market, resulting in no benefit for the Employee.

Restricted stock awards immediately transfer shares of the Company's common stock to the officer subject to certain restrictions (generally that the shares revert to the Company if employment is not maintained through certain time frames or if the achievement of specific objectives is not met.) Restricted stock has the advantage to the Company of providing the officer with an immediate benefit that is forfeited if he or she leaves the Company's employment prior to the vesting of the restrictions. This tends to increase the officer's incentive to be a long-term part of the Company's success. Unlike stock options, while the monetary value of restricted stock declines proportionately with a decline in the Company's common stock price, the value of restricted stock does not become zero as is true with a stock option when the price of the common stock is trading below the grant price.

The Committee believes that both types of stock awards have a place in executive compensation programs. Under FAS 123R, both stock options and restricted stock require the Company to incur expense reflecting the value of the grant. In the case of restricted stock, the Company expenses the value of the stock on the date of grant over the (expected) vesting period. In the case of stock options, the Company expenses an estimate of the value of the award over the expected vesting period. Because both stock awards result in similar expense, and because each serves slightly different needs, the Committee utilizes a combination of restricted stock and stock options to balance the incentives for executive officers.

Stock awards are granted under the City Holding Company 2003 Incentive Plan (the "Plan"), under which the Compensation Committee is charged with responsibility for administering the Plan. However, under the Compensation Committee charter, the Committee will recommend grants to the Company's executive officers for full approval by the Board of Directors. The Committee may consider recommendations for stock grants to the Company's executive officers at any time, at its own discretion, and as circumstances necessitate. Traditionally, the Committee has considered stock awards to executive officers on an annual basis, and generally in conjunction with its annual review of compensation for these officers (which has generally been conducted in February of each fiscal year). It is the Company's policy that all option grants and restricted stock grants to these executive officers will be dated on the date that they are approved by the Board of Directors and at an exercise price equal to the closing price of the Company's common stock on that day.

Because the Committee believes that stock awards should be a part of the compensation of more than just the five top executive officers, the Committee has also provided the CEO with the authority to make stock awards under the Plan in any fiscal year totaling no more than 100,000 stock options or 25,000 restricted shares or in some combination of options and restricted shares. The CEO's authority to make stock awards in any given fiscal year is subject to certain constraints on the total amount that may be awarded to any single officer, and may not include stock awards to the executive officers of the Company. Likewise, stock awards offered to other than the executive officers will reflect the closing stock price on the date the stock award is provided to the officer. With respect to timing, these stock awards are entirely at the discretion of the Company's CEO in order to reflect the needs of the Company in rewarding and retaining talent within the organization. The Committee recognizes that it may be in the Company's best interests to make stock awards in excess of the amounts described above during certain fiscal years, and reserves for itself the right to make any such awards at its discretion.

Non-Cash Perquisites

With respect to non-cash perquisites, the Committee believes that executive officers should participate in all employee benefit programs available to the Company's officers, but has not generally utilized non-cash perquisites not otherwise available to non-executive officers.

It should be noted, that following the adoption of FAS 123R on January 1, 2006, all forms of compensation provided to officers of all corporations including the Company (including base salaries, incentive compensation, bonuses, stock options, restricted stock awards, and non-cash perquisites) result in expense being recorded to the Company income statement. The Company has reflected all compensation earned by its executive officers in the *Summary Compensation Table* on page 18. The Committee balances the total compensation of each executive officer between base salary, incentive compensation, bonus, stock options, restricted stock, and non-cash perquisites to appropriately reward the executive officers for their achievements and results on behalf of the Company and to balance the incentives provided to each executive officer to encourage, reward, and to maximize the executive's performance on behalf of the Company.

Chief Executive Officer Compensation

Charles R. Hageboeck has served as CEO since February 1, 2005. Mr. Hageboeck is employed under an Amended and Restated Employment Agreement dated February 1, 2005. In negotiating this employment agreement, and in setting Mr. Hageboeck's compensation, the Board utilized the services of Clark Consulting and the Company's attorneys, Jackson Kelly PLLC. Mr. Hageboeck's base compensation was determined by the Committee and approved by the Board and reflects Mr. Hageboeck's demonstrated experience and achievements as CEO of the Company since 2005, as CFO of the Company between 2001 and 2005, his previous experience at other institutions within the industry, his academic credentials (Ph.D. in Economics), as well as compensation levels at comparable peer companies. His base salary was increased by 6.5% to $360,000 effective February 28, 2007.

Mr. Hageboeck's employment agreement called for incentive compensation of $165,041 based upon the Company's return on equity (ROE), which was 17.91% during 2006. In determining Mr. Hageboeck's eligibility for a bonus based upon considerations other than those anticipated in the incentive compensation formula included in the "Amendment to the Employment Agreement", the Committee recognized that the acquisition of Classic Bankshares, Inc. in May of 2005 resulted in lower ROE due to the goodwill required in a purchase accounting acquisition. An alternative measure of profitability, the Company's return on tangible equity (ROTE), is becoming the preferred industry standard for measuring bank performance because it is not impacted by acquisitions in the same way as ROE. The Company's ROTE remained stable at 22.37% in 2006 as compared to 22.34% in 2005. Further, the Company was able to maintain its ROTE in 2006 despite an increase in tangible equity from 9.52% to 10.06%, despite an increase in its provision expense to $3.8 million in 2006 compared to $1.4 million in 2005, and despite a decrease of $2.0 million in revenues on its portfolio of Previously Securitized Loans.

The Company's profitability is among the best in the industry. Its profitability as measured by its return on assets in 2006 was the best in the Regional Peer Group and the second best in the $2 to $5 billion peer group. Its ROTE is slightly lower in each peer group primarily because it is one of the best capitalized banks in the industry. In addition to having some of the strongest financial metrics in the industry (ROA, ROTE, net interest margin, and expense control) the Company exhibited solid earnings growth in 2006 in what was generally a difficult year for its peer group. Among the Regional Peer Group, a third of the banks exhibited declining earnings. Those banks that exhibited stronger earnings in 2006 than the Company generally were as a result of one-time revenue items in 2006 or one-time expenses which held back profitability in 2005. As a result, the Board concluded that the Company's core earnings performance in 2006 was in the top quartile of the regional peer group. Additionally, the Company's stock price appreciated during 2006 by more than most of the regional peers reflecting both the Company's earnings growth as well as the quality of those earnings.

In determining whether Mr. Hageboeck was eligible for a bonus, the Committee considered, among other things: the Company's strong growth in core profits (which it defines as income after normalizing the relatively low levels of provision expense in 2004 and 2005 and the declining income associated with Previously Securitized Loans), the Company's strong asset quality, regulatory ratings, and progress toward meeting strategic objectives as outlined by the Board. Based on the Company's success in these areas, the Committee recommended a bonus of $60,000 for 2006.

With respect to long-term stock-based compensation, at the recommendation of the Committee, the Board granted Mr. Hageboeck options to purchase 37,500 shares at an exercise price of $39.34 on February 28, 2007. These shares vest ratably on February 28, 2011, 2012 and 2013 or upon a "Change of Control" as defined in the City Holding Company 2003 Incentive Plan.

In total, Mr. Hageboeck's Cash Compensation for 2006 (base salary, incentive compensation, bonus, and other cash compensation) was $569,257 (excluding long-term stock-based compensation). The following chart shows comparable information for the Company's peer groups. While the Company has consistently been one of the best performers within its peer groups, Mr. Hageboeck's compensation is comparable with both the median and mean average total compensation of the regional peer group and the median and average for the 100 publicly traded banks with total assets between $2 billion and $5 billion, despite the Company's superior performance:

2006 Compensation	Total Cash Compensation (Average)	Total Cash Compensation (Median)
$2 to $5B Peers - 2005	$643,344	$549,697
Regional Peers - 2005	$559,127	$562,299

Source: SNL Datasource

Compensation for Other Executive Officers

In February 2006, the Committee approved the CEO's recommendations with respect to base salaries in 2006 for the other executive officers based upon their responsibilities, experience, achievements, and compensation levels at similar institutions. The Committee recommended, and the Board approved, increases ranging from 0% to 8.7%.

With respect to incentive compensation, Mr. Stilwell is employed under an Employment Agreement dated May 15, 2001. This employment agreement calls for incentive compensation of $116,841 based upon the Company's return on equity (ROE) of 17.91%. As described above, the Committee is of the opinion that the bank's return on equity is only one measure of the Company's overall performance. In determining whether Mr. Stilwell was eligible for an additional bonus reflecting the totality of the Company's performance, the Committee considered, among other things: the impact of goodwill created by the acquisition of Classic Bankshares in 2005 on the calculation of ROE, the Company's profitability on retail loans and deposits, retail loan asset quality, retail banking expense levels, improvements in retail products, promotion, staffing and the retail distribution system, and progress toward meeting strategic objectives as outlined by the Board and the CEO. Based on the Company's retail banking success during 2006, the Committee recommended a bonus for Mr. Stilwell of $32,000 for 2006.

Mr. DeRito's incentive compensation is based upon quantitatively measured goals for commercial loan growth, profitability, asset quality, and referrals (66.7% weight) and the Company's earnings (33.3% weight). Additionally, Mr. DeRito is eligible for bonus compensation based upon a subjective evaluation of his contributions to developing the commercial division of the Company as well to the overall performance of the Company. Based upon the bank's commercial loan growth as compared to peer performance, asset quality, profitability and referrals, as well as the Company's overall success in growing earnings during 2006, Mr. DeRito's incentive compensation for 2006 was determined to be $83,235. In determining Mr. DeRito's subjectively assigned bonus, the Committee considered Mr. DeRito's contributions to the overall success of the bank, staffing, asset quality, and portfolio growth & diversification by region, as well as his contributions toward meeting strategic objectives as outlined by the Board and the CEO. Based on Mr. DeRito's performance in these areas during 2006, the Committee recommended a bonus for Mr. DeRito of $28,745 for 2006.

Mr. Alderman serves the Company as in-house counsel. His duties are difficult to quantitatively measure. As such, he is eligible for a smaller incentive compensation award based upon the Company's earnings performance than other officers. Based upon the Company's earnings in 2006, Mr. Alderman was eligible for incentive compensation of $36,412. Additionally, Mr. Alderman is eligible for a bonus based upon a subjective evaluation of his legal contributions to the Company as well as contributions to the overall management of the Company during the fiscal year. For 2006, the Committee recommended a bonus of $36,412.

Mr. Bumgarner was eligible for incentive compensation based upon the Company's earnings in 2006 of $40,425. In addition, Mr. Bumgarner is eligible for a bonus based upon his contributions to the financial functions of the Company and for progress toward meeting strategic objectives as outlined by the Board and the CEO. For 2006, the Committee approved a bonus of $21,825 based upon the totality of Mr. Bumgarner's contributions to the Company this year.

On February 28, 2007, the Company granted 2,500 shares of restricted stock to Messrs. DeRito and Bumgarner and 1,500 shares of restricted stock to Mr. Alderman. These shares will vest on February 28, 2012. The Company, on February 28, 2007, granted Mr. Stilwell options on 10,000 shares of the Company's Common Stock at an exercise price of $39.34. Half of these shares will vest on February 28, 2011 and half will vest on February 28, 2012. The Company believes that these restricted shares and options align the Executives and the Company's long-term interests.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors (the "Compensation Committee") is comprised of six directors, all of whom (i) satisfy the definition of "independent" under the listing standards of The Nasdaq Stock Market, (ii) are "non-employee directors" as defined by Rule 16b-3 under the Securities Exchange Act of 1934 and (iii) are "outside directors" as defined by Section 162(m) of the Internal Revenue Code. The Compensation Committee operates under a written charter adopted by the Board of Directors. Committee members are appointed by the Board and may be removed by the Board in its discretion. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees, as the committee may deem appropriate, provided the subcommittees are composed entirely of independent directors.

The Compensation Committee has the authority, to the extent it deems necessary or appropriate, to retain a compensation consultant to assist in the evaluation of directors, the Chief Executive Officer (CEO) or senior executive compensation. The Compensation Committee has sole authority to retain and terminate any such consulting firm, including sole authority to approve the firm's fees and other retention terms. The Compensation Committee also has the authority, to the extent it deems necessary or appropriate, to retain other advisors. The Company provides for appropriate funding, as determined by the Compensation Committee, for payment of compensation to any consulting firm or other advisors employed by the Compensation Committee. In addition, the Compensation Committee makes regular reports to the Board and proposes any necessary action to the Board for full Board approval.

Based upon the Compensation Committee's discussions with management, the committee's review of Compensation Discussion and Analysis ("CD&A") and the representations of management relating thereto, the Compensation Committee recommended that the Board of Directors include the CD&A in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission, and as applicable, in the Company's proxy statement sent to shareholders in connection with the annual meeting.

Respectfully submitted,

C. Dallas Kayser, Chairman
Hugh R. Clonch
Oshel B. Craigo
Robert D. Fisher
Jay C. Goldman
James E. Songer II

February 28, 2007

This report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless the Company specifically incorporates this report by reference. It will not be otherwise filed under such Acts.

<h2 style="text-align:center">2006 SUMMARY COMPENSATION TABLE</h2>

The following table provides information concerning the compensation of the named executive officers for our most recently completed fiscal year.

SUMMARY COMPENSATION								
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (1) ($)	Total ($)
Charles R. Hageboeck President, Chief Executive Officer and Director (Principal Executive Officer)	2006	336,131	60,000	-	-	165,041	-	8,085	569,257
David L. Bumgarner Senior Vice President & Chief Financial Officer (Principal Financial Officer)	2006	140,000	21,825	-	-	40,425	-	4,476	206,726
Craig G. Stilwell Executive Vice President, Retail Banking	2006	197,700	32,000	-	-	116,841	-	6,847	353,388
John A. DeRito Executive Vice President, Commercial Banking	2006	177,569	28,745	-	-	83,235	-	6,967	296,516
John W. Alderman, III Senior Vice President & Chief Corporate Counsel	2006	166,458	36,412	-	-	36,412	-	5,348	244,630

[1] "All Other Compensation" for 2006 consists of the following: (i) the Company's matching contribution under the City Holding Company 401(k) Plan & Trust in the amount of $7,500 for Mr. Hageboeck, $5,855 for Mr. Stilwell, $5,327 for Mr. DeRito, $4,994 for Mr. Alderman and $4,200 for Mr. Bumgarner; and (ii) group term life insurance premium payments in the amount of $585 for Mr. Hageboeck, $992 for Mr. Stilwell, $1,640 for Mr. DeRito, $354 for Mr. Alderman and $276 for Mr. Bumgarner.

[2] No executive officers received either stock options or restricted stock awards in 2006.

Grants of Plan-Based Awards

Each of the executive officers is compensated under a pre-defined incentive plan tied to quantifiable goals. Each officer's incentive plan has a targeted payout if the officer hits predefined goals (Target). Each officer must hit certain minimum goals in order to have any payout at all (Threshold). However, these incentive plans have no proscribed maximum, and it is anticipated that the officers will receive more than their targeted payouts if performance is good.

For example, Mr. Hageboeck's incentive plan is based upon the formula contained in the Amended and Restated Employment Agreement dated February 1, 2005. The incentive is tied to the Company's return on equity (ROE). A targeted incentive of 50% of Mr. Hageboeck's base salary is earned if the ROE is 18%. If the ROE is lower, the incentive earned is lower. If the ROE were 12%, the incentive would be $67,226. If the ROE is lower than 12%, no incentive is earned. However, if the ROE exceeds 18%, the incentive can increase. At an ROE of 24%, for instance, incentive compensation would be 80% of base salary.

The table below sets forth information concerning the targets, thresholds and maximums for each executive officer's non-equity incentive plan-based awards.

GRANTS OF PLAN-BASED AWARDS									
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/sh)
Charles R. Hageboeck (Principal Executive Officer)		67,226	168,066	none						
David L. Bumgarner (Principal Financial Officer)		12,936	32,340	none						
Craig G. Stilwell		39,540	98,850	none						
John A. DeRito		26,635	66,588	none						
John W. Alderman, III		11,652	29,130	none						

EQUITY HOLDINGS

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth the number of exerciseable and unexerciseable stock options, option exercise prices and expiration dates, the number of unvested stock awards along with their market values and the number and value of equity incentive plan awards held by the named executive officers as of the fiscal year ended December 31, 2006. Each outstanding award is represented by a separate row which indicates the number of securities underlying the award.

For option awards, the table discloses the exercise price and the expiration date of the options. For stock awards, the table provides the number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested.

| | OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END | | | | | | | | |
| | Option Awards | | | | | Stock Awards | | | |
Name	Number of Securities Underlying Unexercised Options (#) Exerciseable	Number of Securities Underlying Unexercised Options (#) Unexerciseable	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, or Other Rights That Have Not Vested ($)
Charles R. Hageboeck	10,000	-	-	28.000	2/25/2013	-	-	-	-
(Principal Executive Officer)	10,000	-	-	33.900	2/24/2014	-	-	-	-
	14,000	36,000	-	32.925	1/30/2015	-	-	-	-
David L. Bumgarner	5,000	5,000	-	32.925	1/30/2015	-	-	-	-
(Principal Financial Officer)	2,500	-	-	36.900	12/20/2015	-	-	-	-
Craig G. Stilwell	10,000	-	-	28.000	2/25/2013	300	12,267	-	-
	10,000	-	-	33.900	2/24/2014	-	-	-	-
	1,000	4,000	-	31.320	2/24/2015	-	-	-	-
	5,000	-	-	36.900	12/20/2015	-	-	-	-
John A. DeRito	10,000	-	-	32.410	6/27/2014	200	8,178	-	-
	1,000	4,000	-	30.650	2/22/2015	-	-	-	-
	5,000	-	-	36.900	12/20/2015	-	-	-	-
John W. Alderman, III	5,000	-	-	36.900	12/20/2015	-	-	-	-

[1] Mr. Hageboeck was awarded 50,000 options on 1/31/2005. Those options vest and become exerciseable in six separate installments as follows: 5,000 on 1/31/2005; 9,000 on 2/1/2006; 9,000 on 2/1/2007; 9,000 on 2/1/2008; 9,000 on 2/1/2009 and 9,000 on 2/1/2010.

[2] Mr. Bumgarner was awarded 10,000 options on 1/31/2005. Those options vest and become exerciseable in four separate installments as follows: 2,500 on 2/1/2005; 2,500 on 2/1/2006; 2,500 on 2/1/2007 and 2,500 on 2/1/2008.

[3] Mr. Stilwell was awarded 5,000 options on 2/25/2005. Those options vest and become exerciseable in five separate installments as follows: 1,000 on 2/25/2006; 1,000 on 2/25/2007; 1,000 on 2/25/2008; 1,000 on 2/25/2009 and 1,000 on 2/25/2010.

[4] Mr. Stilwell was awarded 300 shares of restricted stock on 12/21/2005. The restricted shares vested in their entirety on 2/28/2007.

[5] Mr. DeRito was awarded 5,000 options on 2/23/2005. Those options vest and become exerciseable in five separate installments as follows: 1,000 on 2/23/2006; 1,000 on 2/23/2007; 1,000 on 2/23/2008; 1,000 on 2/23/2009 and 1,000 on 2/23/2010.

[6] Mr. DeRito was awarded 200 shares of restricted stock on 12/21/2005. The restricted shares vested in their entirety on 2/28/2007.

Option Exercises and Stock Vested

The following table shows the number of stock options exercised and the value realized upon exercise by the named executive officers during the fiscal year ended December 31, 2006.

| | OPTION EXERCISES AND STOCK VESTED | | | |
| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Charles R. Hageboeck	8,000	187,280	-	-
(Principal Executive Officer)	2,332	55,993		
	10,332	**243,273**		
David L. Bumgarner	-	-	-	-
(Principal Financial Officer)				
Craig G. Stilwell	2,807	67,906	-	-
	2,807	**67,906**		
John A. DeRito	-	-	-	-
John W. Alderman, III	-	-	-	-

Post Employment Compensation

The table shown below summarizes the estimated payments to be made under each contract, agreement, plan or arrangement which provides for payments to a named executive officer at, following or in connection with any termination of employment including by resignation, retirement, disability, a change in control of the Company, a change in the named executive officer's responsibilities or a constructive termination of a named executive officer. The information shown below is as of the most recent fiscal year ended December 31, 2006.

| POST-EMPLOYMENT COMPENSATION | | | | | |
Name	Termination For Good Cause ($)	Termination Without Good Cause ($)	Voluntary Resignation ($)	Death [1] ($)	Disability [2] ($)	Change of Control [3] ($)
Charles R. Hageboeck [4] (Principal Executive Officer)	-	1,731,326	1,170,154	1,731,326	1,731,326	1,731,326
David L. Bumgarner [5] (Principal Financial Officer)	-	-	-	-	-	211,812
Craig G. Stilwell [6]	-	1,087,433	740,892	1,087,433	1,087,433	1,087,433
John A. DeRito [7]	-	353,219	-	-	-	598,222
John W. Alderman, III [8]	-	497,688	-	497,688	258,406	497,688

[1] Excludes the value of life insurance to an NEO's beneficiary in the event of the NEO's death. Life insurance benefits are calculated based on NEO's base salary times 2.00. Life insurance is subject to minimum and maximum amounts of $25,000 and $700,000, respectively. This life insurance benefit is available to all of the Company's full-time equivalent employees.

[2] In the event of disability, the employment contracts for Messrs. Hageboeck and Stillwell provide that they have up to 12 months of continuous disability before their respective employment agreements may be terminated. After that, the Company may terminate their employment and these individuals are entitled to receive an amount equal to "Termination Compensation" times three (which represents three years of compensation). Termination Compensation for Messrs. Hageboeck and Stilwell for the calendar year ended December 31, 2006, was $561,172 and $346,541, respectively. Mr. Alderman's employment contract provides that in the event of disability, Mr. Alderman has up to 12 months of continuous disability before his employment may be terminated. After that, the Company may terminate his employment and Mr. Alderman will be entitled to receive an amount equal to "Termination Compensation" times one (which represents one year of compensation). Mr. Alderman's "Termination Compensation" for the calendar year ended December 31, 2006 was $239,282.

[3] The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this column are payable in either a lump sum or over a severance period. The amounts shown in this column for Messrs. Hageboeck and Stilwell are equal to "Termination Compensation" of $561,172 times three and $346,541 times three (which represents three years of compensation), respectively, as provided for in their employment agreements and amendments thereto. The severance periods for Messrs. DeRito and Alderman are 24 months and the severance period for Mr. Bumgarner is 12 months. The amounts shown in this column for Messrs. Derito and Alderman are equal to "Termination Compensation" of $289,549 times two and $239,282 times two (which represents two years of compensation), respectively. The amount shown in this column for Mr. Bumgarner is "Termination Compensation" of $202,250 times one (which represents one year of compensation). In the event of a change of control, the Agreement under which each executive officer is employed provides for continuation of health insurance coverage on the same terms as were in effect prior to termination resulting from a change in control. The estimated value of these benefits are noted in subsequent footnotes.

[4] The Employment Agreement for Mr. Hageboeck provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 60 months under either the Company's plan or comparable coverage. The term of Mr. Hageboeck's Employment Agreement ends on February 11, 2008. The estimated value of this benefit is $47,810 and would be effective if Mr. Hageboeck's employment were terminated voluntarily by Mr. Hageboeck, if terminated by the Company Without Good Cause, due to a Change of Control, or due to disability.

[5] The Change in Control Agreement for Mr. Bumgarner provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 12 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $9,562 and would be effective if Mr. Bumgarner's employment were terminated by the Company as a result of a Change of Control.

[6] The Employment Agreement for Mr. Stilwell provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a

period of up to 60 months under either the Company's plan or comparable coverage. The term of Mr. Stilwell's Employment Agreement ends on February 15, 2008. The estimated value of this benefit is $47,810 and would be effective if Mr. Stilwell's employment were terminated voluntarily by Mr. Stilwell, if terminated by the Company Without Good Cause, due to a Change of Control, or due to disability.

[7] The Change in Control Agreement for Mr. DeRito provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 24 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $19,124, and would be effective if Mr. DeRito's employment were terminated due to a change of control. Mr. DeRito's Change in Control Agreement also provides that if Mr. DeRito is terminated Without Good Cause, Mr. DeRito will be paid an amount equal to his "Termination Compensation" for 60 weeks.

[8] The Employment Agreement for Mr. Alderman provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 24 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $19,124 and would be effective if Mr. Alderman's employment were terminated due to disability, without Good Cause, or due to a Change of Control. The term of Mr. Alderman's Employment Agreement ends on March 14, 2007. In addition, in the event of Mr. Alderman's death prior to the expiration of the term of his Employment Agreement, the Agreement provides for the payment to Mr. Alderman's estate annually of 40% of his Termination Compensation until the earlier of (1) five years from the date of Mr. Alderman's death or (2) the date on which Mr. Alderman would have reached age 65.

It should be noted that the Company maintains a self-insured health plan. As a result, the cost of providing health care coverage to the Company's executive officers is estimated based on the current average cost of care across the base of the Company's insured employee base. The actual costs to the Company would depend upon the health experience of the executive officer and his or her dependents during the period that coverage was in effect. The Company carries reinsurance for claims for any covered employee or dependent in excess of $90,000.

Employment and Consulting Agreements

The Company entered into an employment agreement with Charles R. Hageboeck on June 11, 2001 and an employment agreement with Craig G. Stilwell on May 15, 2001, both of which were amended and restated effective November 18, 2003. Pursuant to letters dated January 31, 2005, from the Company to Mr. Hageboeck and Mr. Stilwell, the employment agreements were set to have a term of three years commencing from February 11, 2005 and ending on February 11, 2008. The letters also provided that if Mr. Hageboeck or Mr. Stilwell's employment with the Company continues beyond the termination date (February 11, 2008) and employment was then subsequently terminated either voluntarily by the employee, or due to death, or due to disability, or due to termination by the Company other than for Just Cause, or due to a Change of Control, then the Company would remain obligated to pay the same benefits as called for under the employment agreements.

Both Mr. Hageboeck and Mr. Stilwell's 2001 employment agreements called for payment of Termination Compensation in the event of death, disability, change of control, termination without good cause, or voluntary termination, as "Termination Compensation" is disclosed in the Post Employment Compensation Table above. Termination Compensation was defined as equal to two (2) times the highest amount of cash compensation paid to or for the benefit of the Employee in respect of any of the three most recent calendar years ending prior to the date of termination, determined by reference to the annual cash compensation (including salary, cash-based incentive compensation, and cash-based bonus but not including equity incentive compensation) of the Summary Compensation Table set forth in Employer's proxy statement for such year. As a result of the employment agreements signed by the Company and Mr. Hageboeck and Mr. Stilwell in 2001, Mr. Hageboeck may voluntarily resign at any time up to February 11, 2008 and receive termination compensation valued at $1,170,154 and Mr. Stilwell may voluntarily resign at any time up to February 15, 2008 and receive termination compensation valued at $740,892. Under the employment agreements, if Mr. Hageboeck or Mr. Stilwell voluntarily resign, become disabled, are terminated without just cause, or as a result of a Change of Control, the Company is obligated to provide health care for five years with an estimated cost of $47,810, the estimated cost of which is included in the values just referenced. If either Mr. Hageboeck or Mr. Stilwell's employment continues past February 11, 2008 then the voluntary termination benefits equal to two (2) times the highest level of cash compensation paid to the employee in the three most recent years will remain in effect. The Company accrued expense between 2001 and 2006 to reflect the costs of this benefit totaling $1,850,000. Similar agreements were signed in 2001 with Gerald R. Francis who served from 2001-2005 as President and CEO, William L. Butcher who served from 2001 to 2005 as EVP of Retail Banking, and John S. Loeber who served from 2001-2004 as EVP-Commercial Banking. Messrs. Francis, Butcher and Loeber all received payments under their respective employment agreements beginning in 2005 and continuing through 2010, for which expenses were fully accrued during their actual term of their employment.

On February 1, 2005, the Company and Mr. Hageboeck entered into an "Amendment To Employment Agreement" under which Mr. Hageboeck agreed to serve as the President and Chief Executive Officer of the Company and City National Bank. On February 25, 2005, the Company and Mr. Stilwell entered into an "Amendment to Employment Agreement" under which Mr. Stilwell agreed to serve as EVP-Retail Banking. The "Amendment to the Employment Agreement" for Mr. Stilwell and Mr. Hageboeck specifically provided for an additional (1) year "Termination Compensation" in the event that either Mr. Hageboeck or Mr. Stilwell died, became disabled, was terminated by the Company without Just Cause, or terminated his employment for "Good Reason" which was defined to include, among other things, a "Change of Control." However, no additional "Termination Compensation" would be due if either Mr. Hageboeck or Mr. Stilwell were to voluntarily resign. As discussed above, Mr. Hageboeck and Mr. Stilwell's employment agreements terminate on February 11, 2008. However, if either Mr. Hageboeck or Mr. Stilwell employment with the Company continues beyond that date, the additional "Termination Compensation" remains in effect.

The Company entered into a Change in Control and Termination Agreement on June 28, 2004, with John A. DeRito. Under this agreement, in the event of a Change in Control,

Mr. DeRito may voluntarily terminate his employment with the Company until the expiration of the 24-month period after the Change in Control for "Good Reason" as defined in the Agreement and be entitled to receive benefits as described in the Post Employment Compensation Table above. Mr. DeRito's Change in Control and Termination Agreement also provides that if Mr. DeRito is terminated "Without Good Cause", he will receive benefits as described in the Post- Employment Compensation Table above.

The Company entered into an Employment Agreement with John W. Alderman, III, on March 14, 2002. The Employment Agreement provides that Mr. Alderman will serve as the Chief Legal Officer and Senior Vice President of the Company. Pursuant to a letter dated January 31, 2005, from the Company to Mr. Alderman, the Employment Agreement terminated on March 14, 2007.

The Company entered into a Change in Control Agreement with David Bumgarner on February 1, 2005. Mr. Bumgarner's Agreement provides that in the event of a Change in Control of the Company, Mr. Bumgarner may voluntarily terminate his employment with the Company until the expiration of the 12-month period after the Change in Control for "Good Reason" as defined in the Agreement and receive benefits as shown in the Post Employment Compensation Table above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors and 10% shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon the review of copies of such reports furnished to the Company through the date hereof, or written representations that no reports were required, the Company believes that during the fiscal year ended December 31, 2006, all filing requirements applicable to its executive officers and directors were met .

CERTAIN TRANSACTIONS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

During 2006, the Company's subsidiaries had, and expect to have in the future, banking transactions with directors of the Company, their immediate families and entities in which they are principal owners (more than 10% interest). The transactions are in the ordinary course of business and on substantially the same terms, including interest rates and security, as those prevailing at the same time for comparable transactions with others and do not involve more than the normal risk of collectibility or present other unfavorable factors.

The Company has entered into employment agreements and an employment and consulting agreement with certain of its named executive officers and directors and provided other compensation to certain of its directors. See "*Employment and Consulting Agreements*" above under the section titled "Post-Employment Payments" and *"Compensation of Directors"* above under the section titled "Additional Information Concerning the Board of Directors."

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal 2)

Subject to ratification by the Company's shareholders, the Company's Audit Committee has appointed Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm to audit the consolidated financial statements of the Company for the year ending December 31, 2007.

Representatives of Ernst & Young are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Recommendation

The Audit Committee and the Board of Directors unanimously recommend the shareholders vote "FOR" such ratification.

Principal Accounting Fees and Services

During the fiscal years ended December 31, 2006 and 2005, the Company engaged Ernst & Young as its independent registered public accounting firm principally to perform the annual audit of its consolidated financial statements and management's assessment of the effectiveness of internal control, and to render other allowable services. The following table lists fees paid to Ernst & Young, for services rendered in fiscal years 2006 and 2005:

	2006	2005
Audit Fees…………….…............................	$ 546,918	$ 581,571
Audit-Related Fees…………............................	9,080	35,860
Tax Fees…………….…................................	68,000	93,205
Total Fees…………….…...............................	$ 623,998	$ 710,636

Audit Fees include fees associated with the annual audit of the Company's consolidated financial statements, incorporated by reference in its annual report on Form 10-K filed with the Securities and Exchange Commission, the audit of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, and 2005, reviews of the Company's quarterly reports on Form 10-Q filed with the Securities and Exchange Commission, audit procedures related to the Classic acquisition and the issuance of consents in filings with the Securities and Exchange Commission.

Audit-Related Fees primarily include fees and expenses related to audits of the Company's employee benefit plans in 2005, and consents in 2006 and 2005.

Tax Fees primarily include fees associated with tax return preparation, research and planning.

Pre-Approval Policies and Procedures

The Audit Committee charter requires that the Audit Committee pre-approve all audit and non-audit services to be provided to the Company by the independent registered public accounting firm, provided, however, that the Audit Committee may specifically authorize its chairman to pre-approve the provision of any non-audit service to the Company. All of the services described above which Ernst & Young provided and for which they billed the Company, were pre-approved by the Company's Audit Committee. For the fiscal year ended December 31, 2006 the Company's Audit Committee did not waive the pre-approval requirement of any non-audit services provided to the Company by Ernst & Young.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Under the regulations of the SEC, any shareholder desiring to make a proposal pursuant to Rule 14a-8 of the SEC's proxy rules to be acted upon at the Company's 2006 annual meeting of shareholders must present such proposal to the Company's Secretary at the principal executive offices of the Company at 25 Gatewater Road, Charleston, West Virginia 25313, not later than November 19, 2007 in order for the proposal to be considered for inclusion in the Company's proxy statement for the 2008 annual meeting of shareholders.

Pursuant to the Company's Amended and Restated Bylaws, a shareholder may nominate persons for election to the Board of Directors and, pursuant to the Governance Committee's Charter, the Governance Committee considers nominees recommended by shareholders, in each case, if written notice is submitted to the Company's Secretary at the principal executive offices of the Company not less than 120 calendar days prior to the first anniversary of the previous year's annual meeting. If no annual meeting was held in the previous year or if the date of the annual meeting was changed by more than 30 days from the anniversary date of the previous year's annual meeting, notice by the shareholder must be so received by the later of 120 calendar days prior to such annual meeting or 10 calendar days following the date on which public announcement of the date of the meeting is first made.

The shareholder's notice must include:

- o   as to each person whom the shareholder proposes to nominate for election as a director:

   - ▪ all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required pursuant to Regulation 14A under the Exchange Act; and

   - ▪ such person's written consent to being named in the proxy statement as a nominee and to serving as such as a director if elected; and

- o   as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

   - ▪ the name and address of such shareholder, as they appear on the Company's books, and of such beneficial owner;

   - ▪ the class and number of shares of the Company's capital stock that are owned beneficially and of record by such shareholder and such beneficial owner;

   - ▪ a description of all arrangements or understandings between the shareholder and each nominee and any other persons (naming them) pursuant to which the nominations are to be made by the shareholder;

   - ▪ a representation that such shareholder is a holder of record of the Company's stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination; and

   - ▪ a representation whether the shareholder intends to solicit proxies from shareholders in support of such nomination.

In order for a shareholder to bring other business before a shareholder meeting, timely notice must be received by the Company's Secretary within the time limits described in the immediately following paragraph. The shareholder's notice must contain:

o   as to each matter:

      ▪ a brief description of the business desired to be brought before the meeting;

      ▪ the reasons for conducting such business at the meeting;

      ▪ in the event that such business includes a proposal to amend the Company's Articles of Incorporation or Bylaws, the language of the proposed amendment; and

      ▪ any material interest in such business of such shareholder and for the beneficial owner, if any, on whose behalf the proposal is made; and

o   as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, the information described above, with respect to the shareholder proposing such business.

The Company's Secretary must receive written notice of a shareholder proposal to be acted upon at the 2008 annual meeting not later than the close of business on November 19, 2007. In addition, if the Company does not receive notice of a shareholder proposal at least 45 days before the Company first mails its proxy statement for the 2008 annual meeting, the persons named as proxies in the Company's proxy card for the 2008 annual meeting will have discretionary authority to vote on such proposal at the 2008 annual meeting.

The requirements found in the Company's Amended and Restated Bylaws are separate from and in addition to the requirements of the SEC that a shareholder must meet to have a proposal included in the Company's proxy statement.

OTHER MATTERS

As of the date of this proxy statement, the Board of Directors is not informed of any matters, other than those stated above, that may be brought before the annual meeting. However, if any other matters are brought before the annual meeting or any adjournments or postponements thereof, the persons named on the accompanying proxy card or their substitutes will vote with respect to such matters in accordance with their best judgment.

By Order of the Board of Directors,

Victoria A. Faw
Secretary

March 23, 2007



GOVERNANCE AND NOMINATING COMMITTEE CHARTER

Purpose

The Governance and Nominating Committee is appointed by the Board of Directors to:

- identify individuals qualified to become board members,
- select, or recommend that the Board select, the director nominees for the next annual meeting of shareholders; and
- oversee governance matters.

Committee Membership

The Committee will be comprised of not fewer than three directors, all of whom satisfy the definition of "independent" under the listing standards of The Nasdaq Stock Market (Nasdaq). The Committee members will be appointed by the Board and may be removed by the Board in its discretion. The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate, provided the subcommittees are composed entirely of independent directors.

Meetings

The Committee shall meet as often as its members deem necessary to perform the Committee's responsibilities.

The Committee shall:

- Consider periodically the desired composition of the Board of Directors, including such factors as expertise and diversity.

- Establish any qualifications and standards for individual directors.

- Review periodically the composition of the Board of Directors, taking into account the desired composition of the Board of Directors and the qualifications and standards for individual directors.

- Identify candidates for election to the Board of Directors. The Committee identifies candidates for election to the Board of Directors on its own as well as by considering recommendations from shareholders, other members of the Board, officers and employees of the Company, and other sources that the Committee deems appropriate. Shareholder recommendations for candidates for election to the Board of Directors shall be made in accordance with the Company's Bylaws. The Committee may retain a third-party search firm to assist in the identification of possible candidates for election to the Board of Directors.

- Evaluate candidates for election to the Board of Directors. The Committee will evaluate all candidates for election to the Board of Directors, regardless of the source from which the candidate was first identified, based upon the totality of the merits of each candidate and not based upon minimum qualifications or attributes. In considering the individual nominees, the Committee will take into account the qualifications of other Board members to ensure that a broad variety of skill sets and experience beneficial to the Company and its business are represented on the Board of Directors. The Committee also will ensure that the Board is composed of a sufficient number of independent directors to satisfy the Nasdaq listing requirements. In addition, the Committee will seek to assure that at least three of the Board's independent members satisfy the Nasdaq financial and accounting experience requirements and the heightened independence standards of the Securities and Exchange Commission and that at least one of such three members qualifies as an "audit committee financial expert" (as defined by the Securities and Exchange Commission).

- Nominate qualified individuals for election to the Board of Directors.

- Recommend to the Board of Directors the composition of the Committees of the Board of Directors.

- Review periodically the Company's Corporate Governance Policies and recommend to the Board of Directors governance issues that should be considered by the Board.

- Review periodically the Company's Code of Conduct.

- Obtain confirmation from management that the policies included in the Code of Conduct are understood and implemented.

- Evaluate periodically the adequacy of the Company's conflict of interest policies.

- Consider other corporate governance and related issues.

- Consider with management public policy issues that may affect the Company.

- Review periodically the Company's Committee structure and operations and the working relationship between each Committee and the Board of Directors.

- Consider, discuss and recommend ways to improve the effectiveness of the Board of Directors.

- Report its activities regularly to the Board of Directors.

- Perform such other functions as may be requested by the Board of Directors.

The Committee shall have sole authority to retain and terminate outside advisors to assist in the performance of its functions, with sole authority to agree to fees and other terms of engagement.

The Secretary of the Committee shall be the Corporate Secretary or his or her designee. The proceedings of all Committee meetings shall be documented in minutes. At the next regular Board meeting following any Committee meeting, the Chairman of the Committee shall report to the Board of Directors on behalf of the Committee.

The Chairman of the Committee shall discuss the Committee's performance with each Committee member, following which discussions the Chairman shall lead the Committee in an annual review of its performance. The annual evaluation shall include a review of the Committee's charter.

The Committee shall cause to be provided to Nasdaq appropriate written confirmation of any of the foregoing matters as Nasdaq may from time to time require.



AUDIT COMMITTEE CHARTER

Organization

This charter governs the operations of the City Holding Company (company) Audit Committee. The committee will review and reassess the charter annually and obtain the approval of the company's Board of Directors (board). The committee shall be appointed annually by the board and shall serve until their successors are duly elected and qualified. Each member of the committee appointed by the board will meet regulatory requirements for independence and financial literacy with at least one committee member possessing accounting or related financial management expertise.

Statement of Policy

The audit committee shall provide assistance to the board in fulfilling its oversight responsibilities to shareholders, potential shareholders, the investment community and others. This oversight relates to company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the company's financial statements, and the legal, compliance and ethics programs as established by management and the board. In so doing it is the responsibility of the committee to maintain free and open communication between the committee, independent auditors, internal audit, and executive management. In discharging its oversight role, the committee is authorized to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the company and the power to retain outside counsel or other experts for this purpose. Internal audit service providers may be used to execute the internal audit plan, however the Vice President for Risk Management will be responsible for the internal audit function and shall be directly accountable to the committee.

Responsibilities and Processes

The primary responsibility of the Audit Committee is to oversee the company's accounting and financial reporting processes and the audit of the financial statements on behalf of the board and report the results of their activities to the board. Management is responsible for preparing the company's financial statements, and the independent auditors are responsible for auditing those financial statements. The committee should take appropriate actions to establish an environment conducive to quality financial reporting, sound business risk practices, and ethical behavior. The committee may also perform the duties required to be performed by the fiduciary audit committee for any bank subsidiary exercising trust powers.

The following shall be the specific responsibilities and authority of the audit committee in carrying out its oversight duties. The processes are set forth as a guide with the understanding that the committee may supplement them as appropriate.

1. The committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the board and the Audit Committee, as representatives of company's shareholders.

2. The committee shall have sole authority and responsibility to select (subject to shareholder approval), evaluate and, where appropriate, replace the independent auditors.

3. The committee shall discuss with the auditors their independence from management and the company and the matters included in written disclosures required by the Independence Standards Board, Public Company Accounting Oversight Board, and the Securities and Exchange Commission.

4. The committee shall determine funding for and oversee the independent auditors.

5. The committee shall review compliance with the Securities and Exchange Commission's rules and other professional guidance related to services performed by the company's independent auditors. The committee shall also pre-approve all audit services and permissible non-audit services provided by the independent auditors in accordance with regulatory requirements and the committee's policies and procedures.

6. The committee shall establish and maintain procedures that provide for the anonymous submission of employee complaints regarding accounting, internal controls or auditing matters.

7. The committee shall discuss with the Vice President for Risk Management and the independent auditors the overall scope and plans for their respective audits including the adequacy of staffing and compensation. The committee shall meet separately with the Vice President for Risk Management and the independent auditors, with and without management present, to discuss the results of their examinations.

8. If internal audit service providers are utilized to execute the internal audit plan, then the committee should review and concur with their selection, termination or replacement by management.

9. The committee shall discuss with management, the Vice President for Risk Management, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the company's system to monitor and manage business risk, and legal and ethical compliance programs.

10. The committee shall review all interim financial statements with management and the independent auditors prior to filing of the company's Quarterly Report on Form 10-Q. The committee will also discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

11. The committee shall review with management and the independent auditors the financial statements to be included in the company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The committee shall also discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.



c/o Corporate Election Services
P. O. Box 1150
Pittsburgh, PA 15230-1150

Vote by Telephone

Have your proxy card available when you call **Toll-Free 1-888-693-8683** using a touch-tone phone and follow the simple instructions to record your vote.

Vote by Internet

Have your proxy card available when you access the website **www.cesvote.com** and follow the simple instructions to record your vote.

Vote by Mail

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: Corporate Election Services, P.O. Box 1150, Pittsburgh PA 15230.

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call Toll-Free using a	Access the Website and	Return your proxy
touch-tone telephone:	cast your vote:	in the postage-paid
1-888-693-8683	**www.cesvote.com**	envelope provided

Vote 24 hours a day, 7 days a week.



If you vote by telephone or Internet, please do not send your proxy by mail.

Proxy card must be signed and dated below.
↓ Please fold and detach card at perforation before mailing. ↓

City Holding Company

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR
THE ANNUAL MEETING OF SHAREHOLDERS ON APRIL 25, 2007.**

The undersigned shareholder of City Holding Company hereby appoints John W. Alderman, III and Victoria A. Faw and each of them, with full power of substitution, as proxies and hereby authorizes them to represent and to vote, as designated below, all the shares of Common Stock of City Holding Company held of record by the undersigned on March 16, 2007 at the 2007 Annual Meeting of Shareholders to be held on April 25, 2007 or any adjournment or adjournments thereof. The undersigned shareholder authorizes the proxies to cumulate their votes at their discretion.

Dated: _____, 2007

_____
Signature

_____
Signature, if held jointly

Please date and sign exactly as name appears hereon. If shares are held jointly, each shareholder should sign. Agents, executors, administrators, guardians, trustees, etc. should use full title, and, if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by the president or another authorized officer. If a partnership, please sign in partnership name by authorized person.

Your vote is important

If you do not vote by telephone or Internet, please sign and date this proxy card and return it promptly in the enclosed postage-paid envelope, or otherwise to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230, so your shares may be represented at the Annual Meeting. If you vote by telephone or Internet, it is not necessary to return this proxy card.

Proxy card must be signed and dated on the reverse side.
↓ **Please fold and detach card at perforation before mailing.** ↓

CITY HOLDING COMPANY PROXY

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1 and 2. You may revoke this proxy at any time prior to the time it is voted at the Annual Meeting.

1.   Proposal to elect one Class I director to serve for a term of two years and to elect five Class II directors to serve for a term of three years.

CLASS I NOMINEE: (1) John R. Elliot

CLASS II NOMINEES: (2) Oshel B. Craigo   (3) William H. File III   (4) Tracy W. Hylton II

                                               (5) C. Dallas Kayser   (6) Sharon H. Rowe

☐ **FOR** (except as marked to the contrary above)   ☐ **WITHHOLD** authority

To withhold authority to vote for any individual nominee, strike a line through the nominee's name above.

2.   Proposal to ratify the Audit Committee and the Board of Directors' appointment of Ernst & Young, LLP as the independent registered public accounting firm for City Holding Company for 2007.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

3   In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting of Shareholders or any adjournment or adjournments thereof.

Please mark, sign, date and return the proxy promptly using the enclosed envelope.